

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail
Harry Schoell
Chairman and Chief Executive Officer
Cyclone Power Technologies, Inc.
601 NE 26th Court
Pompano Beach, Florida 33064

>      **Re:      Cyclone Power Technologies, Inc.**
>      **Registration Statement on Form 10**
>      **Filed July 1, 2011**
>      **File No. 000-54449**

Dear Mr. Schoell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and refiling a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 1

2.      Revise the forepart of your document to disclose your assets and net loss for your most recent fiscal year and interim period.

Our Company, page 1

3.      Since you do not appear to have commercially sold any product, please revise throughout to remove claims about you and the characteristics of your product or its benefits, or revise to indicate that they represent management's belief.  Examples include "innovative," "powerful and versatile," "highly efficient," and "powerful and compact."

Business Model, page 2

4.      Please provide an expanded description of your products that clearly describes each of the different model engines you are developing and includes explanations of the terms Rankine engine, waste heat recovery and total system packages.

5.      Please clarify you relationship with Raytheon and describe all material agreements with them.  Please file your agreements with Raytheon.  If you do not have any written agreements with Raytheon, please remove disclosure about them from your registration statement.

6.      Please file your license agreements with your customers as exhibits.  In addition, expand your description of your licenses to disclose all material terms thereof.  In this context, explain how you determined that Phoenix Power Group is expected to pay $4 million in royalties.

Development Status of Technology, page 3

7.      Explain what each stage of development means.

Prototyping and Manufacturing, page 3

8.      Please clarify the status of your preliminary agreement with TopLine Energy Systems LLC and describe the material terms of that agreement.  Has the first stage been completed?  What does "Preferred Manufacturer" mean?  Please file the agreement as an exhibit.

9.      Remove the first paragraph on page 4, as this is not a marketing document for TopLine Automotive.

Competitive Business Decisions, page 4

10.     Please provide us with independent objective support for your beliefs regarding your competitive position including your claims that your product is more efficient, more compact, more powerful and less expensive than competing products.  Also, revise to support or identify as your belief, your claims about the quality of competing products.

Patents and IP Protection, page 5

11.  We note you disclose seven U.S. patents and three patent applications in this section but you disclose ten U.S. patents elsewhere in your filing.  Please clarify which patents have been granted.  Also, please provide us with objective support that patent application 12/291,001 has been assigned to you.

Governmental Regulation, page 5

12.  Given your disclosure in this section and elsewhere in your filing that you will outsource manufacturing, please disclose the governmental approvals that will be required for the sale of your products, as required by Item 101(h)(4)(viii) of Regulation S-K.  Also, disclose the effect of environmental laws on your proposed manufacture and sale of engines.

Risk Factors, page 6

13.  Please disclose the risks relating to your substantial indebtedness and the security interest held by your principal shareholder in your intellectual property.

14.  Please include a risk factor discussing the significant deferred compensation that you intend to pay when you "can afford" to pay it.

We may have difficulty raising, page 6

15.  Revise to quantify your current capital needs.

Management's Discussion and Analysis…, page 11

16.  Please tell us the basis for your belief that the order from Raytheon will constitute one of multiple contracts that you could receive from Raytheon.

Critical Accounting Policies, page 12

17.  We see that your discussion of critical accounting policies is limited to a reference to Note 1 of your financial statements.  Critical accounting policy disclosure should supplement, not duplicate, the description of the basic accounting policies presented in the notes to financial statements.  The disclosure is intended to describe the uncertainties, subjectivity and potential variability of those policies dependent on significant estimates and judgments. This disclosure should describe uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time, including specific disclosure about why accounting estimates or assumptions bear the risk of change.  Please appropriately revise.  For guidance refer to Section V of Release 33-8350.

Results of Operations, page 12

18.    Please tell us, with a view toward expanded disclosure, how you measured the loss on conversion of debt during 2010, including how you determined the fair value of the stock issued in exchange.

Liquidity and Capital Resources, page 13

19.    Please expand your description of your liquidity to explain why management is "cautiously optimistic" and disclose the terms of the "cash commitments available" to fund your operations.  Quantify your near term funding needs and sources.

20.    Please expand to also describe your sources and uses of cash during the annual periods presented in your financial statements.  Please refer to Item 303(a) of Regulation S-K and Section IV of Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

21.    We note disclosure that there is substantial doubt regarding your ability to continue as a going concern.  Accordingly, please expand to describe the cash requirements necessary for you to continue your business as a going concern, including disclosure of the dollar amount of financing you believe is required to continue your business over the next twelve months.  For further guidance, refer to Section IV.A. of Securities Act Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

22.    Please clarify the number of shares issued for services in the first quarter of 2011.  In that regard, on page 12 you disclose that 1,059,500 shares were issued during the quarter, while on page 13 you indicate that 10,059,500 shares were issued in that quarter.

Item 4.  Security Ownership, page 14

23.    With a view toward disclosure, please tell us the amount of options awarded to each person in this table in 2011.

Item 5. Directors and Executive Officers, page 14

24.    Please revise the descriptions of your officers and directors experience to avoid marketing style jargon such as your claims that Harry Schoell is a "technology visionary," Jerry Peoples worked in the "most elite" scientific divisions and Allen Brown is a "mechanical genius."

25.    Please provide us with support for your claims regarding awards to Harry Schoell from Vapor Trails Magazine and the National Marine Manufacturers Association.  Also, provide copies of the relevant articles in Motorboating Magazine, Hotboat Magazine and Powerboat Magazine where they make the statements regarding Allen Brown you

disclose on page 17.  Clearly mark the supporting statements in the supplemental materials.  Tell us whether you have received the consent of these publications to cite them as you have done.

26.     Please clarify when Christopher Nelson worked for each of the companies mentioned in the second paragraph on page 16.

Board of Advisors, page 16

27.     With a view to disclosure, please tell us about the functions and powers of your board of advisors.

Executive Compensation, page 18

28.     Please provide the footnote required by Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K regarding your stock and option awards disclosed in the executive compensation table.

29.     Please reconcile the disclosure of option awards in the executive compensation table on page 18 with the disclosure of option awards in the outstanding equity awards table on page 19.  We note, for example, that you have included an award to Frankie Fruge on page 18 for 2010 but no such award is listed on page 19.

30.     Please identify the compensation included in the all other compensation column.  Refer to Item 402(o)(7) of Regulation S-K.

Employment Agreements, page 18

31.     Please tell us why you have not filed your agreements with Christopher Nelson and Bruce Schames as exhibits.

32.     Please disclose all material terms of your employment agreements including the date of each agreement and material termination provisions.  Refer to Item 402(o)(1) of Regulation S-K.

33.     Please provide the disclosure required by Item 402(q)(2) of Regulation S-K regarding payments upon termination or change of control.

Outstanding Equity Awards…, page 19

34.     Please revise the table to clarify which options are exercisable, unexercisable and unearned.

35.     Please tell us how you determined the grant date fair value of stock in option awards as you disclose in the penultimate column.

Option Exercise and Stock Vesting, page 19

36. Please disclose the vesting date of your outstanding option awards. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Certain Relationships…, page 19

37. Please file the Operations Agreement with Schoell Marine disclosed in the first paragraph on page 20 as an exhibit. Also, disclose the date of the agreement.

Recent Sales of Unregistered Securities, page 21

38. Please revise your disclosure in this section to include all the information required by Item 701 of Regulation S-K. Your disclosure should include, for example, the date of each sale, the aggregate offering price of securities sold for cash, the nature and amount of other consideration received and a statement of the facts relied upon to make the exemptions you claim available.

39. Please reconcile your disclosure regarding issuances of shares of Series A preffered stock in this section with your disclosure in the Consolidated Statement of Shareholders Deficit on page F-4 that appears to show you issued shares of Series A preferred stock in exchange for outside and employee services.

Unaudited Financial Statements for the Quarter Ended March 31, 2011

General

40. Please update the financial statements when required by Article 8 of Regulation S-X.

Consolidated Balance Sheets, page F-2

41. With respect to non-controlling interests, tell us how the format of the equity section of the balance sheet considers the guidance from FASB ASC 810-10-45-16 and -55-4I.

Consolidated Statements of Operations, page F-3

42. Tell us why no income or loss is attributed to non-controlling interests in your subsidiary and tell us how you applied the guidance related to attributing income or loss to non-controlling interests from FASB Codification Topic 810. Also, tell us how the statement of operations considers the formatting guidance from FASB ASC 810-10-55-4J. This comment also applies to the statement of operations presented on page F-17.

Consolidated Statements of Stockholders' Deficit, page F-4

43.     Please delete the label "audited" from the statement of stockholders' deficit for 2010. You may alternatively indicate that data for 2010 was derived from your audited financial statements.

44.     With respect to non-controlling interests, please tell us how the statement of stockholders' deficit considers the formatting guidance from FASB ASC 810-10-50-1A(c) and -55-4L.  In that regard, it appears that the statement should provide separate reconciliation of the beginning and ending balances of total equity, equity attributed to the parent and equity attributed to non-controlling interests.  This comment also applies to the statement of stockholders' deficit presented on page F-18

Note 1 – Organizational and Significant Accounting Policies, page F-6

C.  Principles of Consolidation and Basis of Presentation

45.     Please revise to add the management representation regarding interim financial statements from Instruction 2 of Rule 8-03 of Regulation S-X.

Note 10 – Stock Options and Warrants, page F-12

B.  Common Stock Warrants

46.     You indicate that the Phoenix warrants were valued using the Black-Scholes method. Please expand to disclose the underlying assumptions applied.  As a related matter, on page F-13 you indicate that the warrants were valued at $.9 million while on page F-26 you indicate that the warrants were valued at $.1 million.  Please tell us the reasons for the significant increase in the value of the warrants as of March 31, 2011.

Audited Financial Statements for the Years Ended December 31, 2010 and 2009

Consolidated Statements of Stockholders' Deficit, page F-18

47.     We note the 2009 issuance of 1,012,588 shares related to the reverse merger. Considering your disclosure that the reverse merger occurred in 2007, please clarify for us the nature of the issuance and explain the basis in GAAP for the accounting.

Note 1 – Organizational and Significant Accounting Policies, page F-20

A. Organization and Operations

48.     Please tell us how you accounted for the reverse merger with Coastal Technologies, Inc. in 2007.

I. Revenue Recognition, page F-21

49.     Based on the discussion of your business on pages 2 and 3, it appears that you may have entered into arrangements that include multiple deliverables as described FASB Codification Topic 605-25.  Please describe to us how your revenue policies consider the specific guidance applicable to multiple element arrangements.  Please be specific to the actual revenues recognized in the financial statements.

50.     We also see that you have entered into arrangements where you have received or will receive license and/or development fees.  Please tell us how you are accounting for license and development fees, including specific detail describing how you are applying the guidance from FASB Codification Topic 605 in determining the appropriate periods for recognition of amounts as revenues.  Please be specific to the actual revenues recognized in the financial statements.

51.     Tell us whether there are any customer acceptance provisions, installation obligations or other post-shipment obligations associated with product sales, such as sales of plans or prototypes.  Also, tell us how these matters are considered in your revenue practices.

M. Stock Based Compensation, page F-22

52.     We note your statement that "As the Company does not have sufficient, reliable and readily determinable values relating to its common stock, the Company has used the stock value pursuant to its most recent sale of restricted stock sold to unaffiliated third-parties in the U.S. for purposes of valuing stock based compensation."  In that regard, based on a review of activity under your symbol CYPW it appears that there is an active market for your shares.  Accordingly, please fully describe to us the basis for statement that you do not have sufficient, reliable and readily determinable values of your common stock.  In that regard, please also tell us:

- The per share prices used to value stock based compensation during 2009, 2010 and to date in 2011.  Describe to us the contemporaneous factors you considered in reaching fair value determinations.
- Quantify and describe reasons for any significant discounts from the closing prices of your traded shares.

N.  Common Stock Purchase Warrants, page F-22

53.     We also note that you value the issuance of shares for non-employee services based on the fair value of the services as opposed to the fair value of stock issued.  Please tell us why the fair value of services is more reliably measurable than the fair value your common stock.

Note 8 – Preferred Stock, page F-25

54.     Tell us whether you offered enhanced terms to induce conversion of the preferred stock; and, if so, how you accounted for the induced conversion.

Note 10 – Stock Options and Warrants, page F-26

A. Common Stock Options

55.     We see the disclosure about the stock option plan; however, the disclosure does not appear to provide the full information content from FASB ASC 718-10-50-2.  For instance, we do not see a general description of the provisions of the plan, a description of vesting provisions, the specified disclosures about options vested and expected to vest, and disclosure of the expected amortization period of unrecognized compensation expense.  Please expand or advise how the disclosure is complete.

B.  Common Stock Warrants

56.     Please fully describe to us how you are accounting for arrangement with Phoenix Power Group.  In that regard, tell us how you have considered and applied the guidance from FASB Topic 505-50 in determining the accounting for the warrants, including how you identified the measurement date.  Also, clarify for us how you intend to present the fair value of the warrants in your financial statements.

57.     Please clarify for us the components of the 2.8 million warrants outstanding as of December 31, 2010.  Please also reconcile the closing number of warrants on page F-27 with the opening number of warrants disclosed in the interim financial statements on page F-13.

58.      As a related matter, please expand to describe all significant terms of the 2.8 million warrants outstanding as of December 31, 2010.  Refer to FASB ASC 505-10-50.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me, at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: (via e-mail) Joel D. Mayersohn, Esq.